UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

TARGA RESOURCES PARTNERS LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

87611X105

(CUSIP Number)

Joe Bob Perkins

1000 Louisiana Street, Suite 4300

Houston, Texas 77002

Tel: (713) 584-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)

CUSIP No. 87611X105

(1)	Name of reporting person Targa Resources Corp.
(2)	Check the appropriate box if a member of a group (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds OO (see Item 3)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 Common Units
	(8)	Shared voting power (1) 16,309,595 Common Units
	(9)	Sole dispositive power 0 Common Units
	(10)	Shared dispositive power (1) 16,309,595 Common Units
(11)	Aggregate amount beneficially owned by each reporting person (1) 16,309,595 Common Units
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 9.2% of Common Units (2)
(14)	Type of reporting person CO

(1)	Targa Resources Corp., Targa Resources Investments Sub Inc., TRI Resources Inc. and Targa Resources LLC do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 3.
(2)	Based on a total of 177,503,401 Common Units outstanding as of March 11, 2015.

CUSIP No. 87611X105

(1)	Name of reporting person Targa Resources Investments Sub Inc.
(2)	Check the appropriate box if a member of a group (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds OO (see Item 3)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 Common Units
	(8)	Shared voting power(1) 16,309,595 Common Units
	(9)	Sole dispositive power 0 Common Units
	(10)	Shared dispositive power (1) 16,309,595 Common Units
(11)	Aggregate amount beneficially owned by each reporting person (1) 16,309,595 Common Units
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 9.2% of Common Units (2)
(14)	Type of reporting person CO

(1)	Targa Resources Corp., Targa Resources Investments Sub Inc., TRI Resources Inc. and Targa Resources LLC do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 3.
(2)	Based on a total of 177,503,401 Common Units outstanding as of March 11, 2015.

CUSIP No. 87611X105

(1)	Name of reporting person TRI Resources Inc.
(2)	Check the appropriate box if a member of a group (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds OO (see Item 3)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 Common Units
	(8)	Shared voting power (1) 16,309,595 Common Units
	(9)	Sole dispositive power 0 Common Units
	(10)	Shared dispositive power (1) 16,309,595 Common Units
(11)	Aggregate amount beneficially owned by each reporting person (1) 16,309,595 Common Units
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 9.2% of Common Units (2)
(14)	Type of reporting person CO

(1)	Targa Resources Corp., Targa Resources Investments Sub Inc., TRI Resources Inc. and Targa Resources LLC do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 3.
(2)	Based on a total of 177,503,401 Common Units outstanding as of March 11, 2015.

CUSIP No. 87611X105

(1)	Name of reporting person Targa Resources LLC
(2)	Check the appropriate box if a member of a group (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds OO (see Item 3)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 Common Units
	(8)	Shared voting power (1) 16,309,595 Common Units
	(9)	Sole dispositive power 0 Common Units
	(10)	Shared dispositive power (1) 16,309,595 Common Units
(11)	Aggregate amount beneficially owned by each reporting person (1) 16,309,595 Common Units
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 9.2% of Common Units (2)
(14)	Type of reporting person OO – limited liability company

(1)	Targa Resources Corp., Targa Resources Investments Sub Inc., TRI Resources Inc. and Targa Resources LLC do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 3.
(2)	Based on a total of 177,503,401 Common Units outstanding as of March 11, 2015.

CUSIP No. 87611X105

(1)	Name of reporting person Targa GP Inc.
(2)	Check the appropriate box if a member of a group (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds OO (see Item 3)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 Common Units
	(8)	Shared voting power (1) 13,079,878 Common Units
	(9)	Sole dispositive power 0 Common Units
	(10)	Shared dispositive power (1) 13,079,878 Common Units
(11)	Aggregate amount beneficially owned by each reporting person (1) 13,079,878 Common Units
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 7.4% of Common Units (2)
(14)	Type of reporting person CO

(1)	Targa Resources Corp., Targa Resources Investments Sub Inc., TRI Resources Inc. and Targa Resources LLC do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 3.
(2)	Based on a total of 177,503,401 Common Units outstanding as of March 11, 2015.

CUSIP No. 87611X105

(1)	Name of reporting person Targa LP Inc.
(2)	Check the appropriate box if a member of a group (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds OO (see Item 3)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 Common Units
	(8)	Shared voting power (1) 3,229,717 Common Units
	(9)	Sole dispositive power 0 Common Units
	(10)	Shared dispositive power (1) 3,229,717 Common Units
(11)	Aggregate amount beneficially owned by each reporting person (1) 3,229,717 Common Units
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 1.8% of Common Units (2)
(14)	Type of reporting person CO

(1)	Targa Resources Corp., Targa Resources Investments Sub Inc., TRI Resources Inc. and Targa Resources LLC do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 3.
(2)	Based on a total of 177,503,401 Common Units outstanding as of March 11, 2015.

CUSIP No. 87611X105

(1)	Name of reporting person Targa Versado Holdings LP
(2)	Check the appropriate box if a member of a group (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds OO (see Item 3)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 Common Units
	(8)	Shared voting power(1) 89,813 Common Units
	(9)	Sole dispositive power 0 Common Units
	(10)	Shared dispositive power(1) 89,813 Common Units
(11)	Aggregate amount beneficially owned by each reporting person(1) 89,813 Common Units
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) *** (2)
(14)	Type of reporting person PN

(1)	Targa Resources Corp., Targa Resources Investments Sub Inc., TRI Resources Inc., Targa Resources LLC and Targa GP Inc. do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 3.
(2)	Based on a total of 177,503,401 Common Units outstanding as of March 11, 2015.
***	Less than one percent.

This Amendment No. 4 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons (as defined below) on June 5, 2009, as amended by Amendment No. 1 filed on behalf of the Reporting Person on September 24, 2009, by Amendment No. 2 filed on behalf of the Reporting Persons on April 15, 2010 and by Amendment No. 3 filed on behalf of the Reporting Persons on January 23, 2012 (collectively, “Schedule 13D”), relating to common units representing limited partner interests (the “Common Units”) of Targa Resources Partners LP, a Delaware limited partnership (the “Partnership”). Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Schedule 13D. This Amendment amends the Schedule 13D as specifically set forth herein.

Item 1. Security and Issuer

No modification is made to Item 1 of the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Name of Persons Filing this Statement:

(1)	Targa Resources Corp. (“TRC”), a corporation formed under the laws of the State of Delaware, owns 100% of the capital stock of Investments Sub (as defined herein).

(2)	Targa Resources Investments Sub Inc. (“Investments Sub”), a corporation formed under the laws of the State of Delaware, owns 100% of the capital stock of TRI (as defined herein).

(3)	TRI Resources Inc. (“TRI”), a corporation formed under the laws of the state of Delaware, owns 100% of the membership interests of Resources (as defined herein).

(4)	Targa Resources LLC (“Resources”), a limited liability company formed under the laws of Delaware, owns 100% of the capital stock of GP Inc. and LP Inc. (each as defined herein).

(5)	Targa GP Inc. (“GP Inc.), a corporation incorporated under the laws of Delaware, owns a 1% general partner interest and a 49% limited partner interest in Versado (as defined herein).

(6)	Targa LP Inc. (“LP Inc.”), a corporation incorporated under the laws of Delaware, owns a 50% limited partner interest in Versado.

(7)	Targa Versado Holdings LP (“Versado” and, together with TRC, Investments Sub, TRI, Resources, GP Inc. and LP Inc., the “Reporting Persons”) is a limited partnership formed under the laws of Delaware.

(b) Principal Business Address and Principal Office Address of Reporting Persons:

(1)	The principal business address and principal office address of the Reporting Persons is 1000 Louisiana Street, Suite 4300, Houston, Texas 77002.

(c) Present Principal Occupation or Principal Business:

(1)	The principal business of the Reporting Persons is natural gas gathering, processing and transportation and natural gas liquids services.

(d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each of the natural persons identified in this Item 2 is a U.S. citizen.

Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended, information regarding the directors and executive officers of TRC, Investments Sub, TRI, Resources, GP Inc., LP Inc. and Versado (the “Listed Persons”) is provided on Schedule I and incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following information:

On February 27, 2015, (i) TRC completed the previously announced transactions contemplated by the Agreement and Plan of Merger, dated as of October 13, 2014 (the “ATLS Merger Agreement”), by and among TRC, Targa GP Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of TRC (“GP Merger Sub”), Atlas Energy, L.P., a Delaware limited partnership (“ATLS”) and Atlas Energy GP, LLC, a Delaware limited liability company and the general partner of ATLS (“ATLS GP”), and (ii) TRC and the Partnership completed the previously announced transactions contemplated by the Agreement and Plan of Merger (the “APL Merger Agreement”) by and among TRC, the Partnership, Targa Resources GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), Trident MLP Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of the Partnership (“MLP Merger Sub”), ATLS, Atlas Pipeline Partners, L.P, a Delaware limited partnership (“APL”) and Atlas Pipeline Partners GP LLC, a Delaware limited liability company and the general partner of APL (“APL GP”). Pursuant to the terms and conditions set forth in the ATLS Merger Agreement, GP Merger Sub merged (the “ATLS Merger”) with and into ATLS, with ATLS continuing as the surviving entity and as a subsidiary of TRC. Pursuant to the terms and conditions set forth in the APL Merger Agreement, MLP Merger Sub merged (the “APL Merger” and, together with the ATLS Merger, the “Atlas Mergers”) with and into APL, with APL continuing as the surviving entity and as a subsidiary of the Partnership.

Pursuant to the APL Merger Agreement, at the effective time of the APL Merger, each outstanding common unit representing a limited partner interest in APL (other than certain common units held by the Partnership or APL or their wholly-owned subsidiaries, which were cancelled) were converted into the right to receive (1) 0.5846 Common Units (the “APL Unit Consideration”) and (2) $1.26 in cash, without interest (the “APL Cash Consideration” and together with the APL Unit Consideration, the “APL Merger Consideration”) for each APL common unit.

On February 27, 2015, TRC, the Partnership, the General Partner, Investments Sub, TRI, Resources, GP Inc., ATLS and ATLS GP entered into a Contribution and Distribution Agreement (the “Contribution and Distribution Agreement”) pursuant to which (i) immediately following the effective time of the ATLS Merger and prior to the effective time of the APL Merger, APL GP distributed 1,641,026 APL common units to ATLS and (ii) (A) immediately following the effective time of the ATLS Merger and the transactions set forth in clause (i) and prior to the effective time of the APL Merger, ATLS distributed 5,754,253 APL common units (including the 1,641,026 APL common units set forth in clause (i)) (the “APL Interests”) to TRC, (B) immediately following such distribution, TRC contributed the APL Interests to Investments Sub, (C) immediately following such contribution, Investments Sub contributed the APL Interests to TRI, (D) immediately following such contribution, TRI contributed the APL Interests to Resources and (E) immediately following such contribution, Resources contributed the APL Interests to GP Inc.

On February 27, 2015, at the effective time of the APL Merger, pursuant to the terms of the APL Merger Agreement, the APL Interests were converted into the right to receive 3,363,936 Common Units.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following information:

The Reporting Persons acquired the Common Units reported herein solely for investment purposes pursuant to the APL Merger Agreement and the Contribution and Distribution Agreement. The Reporting Persons may make additional purchases or other acquisitions or dispositions of Common Units either in the open market or in private transactions depending on the Partnership’s business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments.

Item 5. Interest in Securities of the Issuer

(a) – (b) The aggregate number and percentage shares of Common Units beneficially owned by the Reporting Persons (based on a total of 177,503,401 Common Units outstanding as of March 11, 2015) are as follows:

Targa Resources Corp.

(a)	Amount beneficially owned: 16,309,595 Common Units Percentage: 9.2%
(b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 16,309,595 Common Units
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 16,309,595 Common Units

Targa Resources Investments Sub Inc.

(a)	Amount beneficially owned: 16,309,595 Common Units Percentage: 9.2%
(b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 16,309,595 Common Units
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 16,309,595 Common Units

TRI Resources Inc.

(a)	Amount beneficially owned: 16,309,595 Common Units Percentage: 9.2%
(b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 16,309,595 Common Units
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 16,309,595 Common Units

Targa Resources LLC

(a)	Amount beneficially owned: 16,309,595 Common Units Percentage: 9.2%
(b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 16,309,595 Common Units
iii.	Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 16,309,595 Common Units

Targa GP Inc.

(a)	Amount beneficially owned: 13,079,878 Common Units Percentage: 7.4%
(b)	Number of shares to which the Reporting Person has:
iv.	Sole power to vote or to direct the vote: 0
v.	Shared power to vote or to direct the vote: 13,079,878 Common Units
vi.	Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 13,079,878 Common Units

Targa LP Inc.

(c)	Amount beneficially owned: 3,229,717 Common Units Percentage: 1.8%
(d)	Number of shares to which the Reporting Person has:
vii.	Sole power to vote or to direct the vote: 0
viii.	Shared power to vote or to direct the vote: 3,229,717 Common Units
ix.	Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 3,229,717 Common Units

Targa Versado Holdings LP

(e)	Amount beneficially owned: 89,813 Common Units Percentage: less than one percent
(f)	Number of shares to which the Reporting Person has:
x.	Sole power to vote or to direct the vote: 0
xi.	Shared power to vote or to direct the vote: 89,813 Common Units
xii.	Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 89,813 Common Units

(c) On February 24, 2015, Chris Tong purchased 3,050 Common Units in the open market at $44.658 per Common Unit. Other than Mr. Tong’s transaction and transactions as described in Item 3 hereof, none of the Reporting Persons, or to the Reporting Person’s knowledge, the Listed Persons has effected transactions in the Common Units in the past sixty days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Item 2 for the information applicable to the Listed Persons. Except for the foregoing and the cash distributions as described in the partnership agreement of the Partnership, no other person is known by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or the Listed Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No modification is made to Item 6 of the Schedule 13D.

Item 7. Material to Be Filed as Exhibits

Exhibit 4.1	First Amended and Restated Limited Partnership Agreement of Targa Resources Partners LP, dated as of February 14, 2007 (incorporated by reference to Exhibit 3.1 to Targa Resources Partners LP’s Current Report on Form 8-K filed February 16, 2007 (File No. 1-33303))

Exhibit 4.2	Amendment No. 1, dated May 13, 2008, to the First Amended and Restated Limited Partnership Agreement of Targa Resources Partners LP (incorporated by reference to Exhibit 3.5 to Targa Resources Partners LP’s Quarterly Report on Form 10-Q filed May 14, 2008 (File No. 1-33303)).

Exhibit 4.3	Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Targa Resources Partners LP dated May 25, 2012 (incorporated by reference to Exhibit 3.1 to Targa Resources Partners LP’s Current Report on Form 8-K filed May 25, 2012 (File No. 001-33303)).

Exhibit 4.4	Amendment No. 3 to First Amended and Restated Agreement of Limited Partnership of Targa Resources Partners LP dated February 27, 2015 (incorporated by reference to Exhibit 3.1 to Targa Resources Partners LP’s Current Report on Form 8-K filed March 4, 2015 (File No. 001-33303)).

Exhibit 4.5	Amendment No. 4 to First Amended and Restated Agreement of Limited Partnership of Targa Resources Partners LP dated February 27, 2015 (incorporated by reference to Exhibit 3.2 to Targa Resources Partners LP’s Current Report on Form 8-K filed March 4, 2015 (File No. 001-33303)).

Exhibit 4.6	Agreement and Plan of Merger, by and among Targa Resources Corp., Targa Resources Partners LP, Targa Resources GP LLC, Trident MLP Merger Sub LLC, Atlas Energy, L.P., Atlas Pipeline Partners, L.P. and Atlas Pipeline Partners GP, LLC, dated October 13, 2014 (incorporated by reference to Exhibit 2.2 to Targa Resources Partners LP’s Current Report on Form 8-K filed October 17, 2014 (File No. 001-33303)).

Exhibit 4.7	Contribution and Distribution Agreement, dated February 27, 2015, by and among Targa Resources Corp., Targa Resources Partners LP, Targa Resources GP LLC, Targa Resources Investments Sub Inc., TRI Resources Inc., Targa Resources LLC, Targa GP Inc., Atlas Energy, L.P. and Atlas Pipeline Partners GP, LLC

Exhibit 99.1	Joint Filing Statement among the parties regarding filing of Schedule 13D, dated March 13, 2015

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 2015

TARGA RESOURCES CORP.

By:	/s/ Paul W. Chung
Name:	Paul W. Chung
Title:	Executive Vice President, General Counsel
and Secretary

TARGA RESOURCES INVESTMENTS SUB INC.

By:	/s/ Paul W. Chung
Name:	Paul W. Chung
Title:	Executive Vice President, General Counsel
and Secretary

TRI RESOURCES INC.

By:	/s/ Paul W. Chung
Name:	Paul W. Chung
Title:	Executive Vice President, General Counsel
and Secretary

TARGA RESOURCES LLC

By:	/s/ Paul W. Chung
Name:	Paul W. Chung
Title:	Executive Vice President, General Counsel
and Secretary

TARGA GP INC.

By:	/s/ Paul W. Chung
Name:	Paul W. Chung
Title:	Executive Vice President, General Counsel
and Secretary

TARGA LP INC.

By:	/s/ Paul W. Chung
Name:	Paul W. Chung
Title:	Executive Vice President, General Counsel
and Secretary

TARGA VERSADO HOLDINGS LP

By:	Targa GP Inc., its general partner

By:	/s/ Paul W. Chung
Name:	Paul W. Chung
Title:	Executive Vice President, General Counsel
and Secretary

EXHIBIT INDEX

Exhibit 4.1	First Amended and Restated Limited Partnership Agreement of Targa Resources Partners LP, dated as of February 14, 2007 (incorporated by reference to Exhibit 3.1 to Targa Resources Partners LP’s Current Report on Form 8-K filed February 16, 2007 (File No. 1-33303))

Exhibit 4.2	Amendment No. 1, dated May 13, 2008, to the First Amended and Restated Limited Partnership Agreement of Targa Resources Partners LP (incorporated by reference to Exhibit 3.5 to Targa Resources Partners LP’s Quarterly Report on Form 10-Q filed May 14, 2008 (File No. 1-33303)).

Exhibit 4.3	Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Targa Resources Partners LP dated May 25, 2012 (incorporated by reference to Exhibit 3.1 to Targa Resources Partners LP’s Current Report on Form 8-K filed May 25, 2012 (File No. 001-33303)).

Exhibit 4.4	Amendment No. 3 to First Amended and Restated Agreement of Limited Partnership of Targa Resources Partners LP dated February 27, 2015 (incorporated by reference to Exhibit 3.1 to Targa Resources Partners LP’s Current Report on Form 8-K filed March 4, 2015 (File No. 001-33303)).

Exhibit 4.5	Amendment No. 4 to First Amended and Restated Agreement of Limited Partnership of Targa Resources Partners LP dated February 27, 2015 (incorporated by reference to Exhibit 3.2 to Targa Resources Partners LP’s Current Report on Form 8-K filed March 4, 2015 (File No. 001-33303)).

Exhibit 4.6	Agreement and Plan of Merger, by and among Targa Resources Corp., Targa Resources Partners LP, Targa Resources GP LLC, Trident MLP Merger Sub LLC, Atlas Energy, L.P., Atlas Pipeline Partners, L.P. and Atlas Pipeline Partners GP, LLC, dated October 13, 2014 (incorporated by reference to Exhibit 2.2 to Targa Resources Partners LP’s Current Report on Form 8-K filed October 17, 2014 (File No. 001-33303)).

Exhibit 4.7	Contribution and Distribution Agreement, dated February 27, 2015, by and among Targa Resources Corp., Targa Resources Partners LP, Targa Resources GP LLC, Targa Resources Investments Sub Inc., TRI Resources Inc., Targa Resources LLC, Targa GP Inc., Atlas Energy, L.P. and Atlas Pipeline Partners GP, LLC

Exhibit 99.1	Joint Filing Statement among the parties regarding filing of Schedule 13D, dated March 13, 2015

Schedule I

Directors of Targa Resources Corp.

Joe Bob Perkins

Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: Chief Executive Officer and Director of TRC, Investments Sub, TRI, Resources, GP Inc. and LP Inc.

Citizenship: USA

Amount Beneficially Owned: 42,280

James W. Whalen

Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: Executive Chairman of the Board and Director

Citizenship: USA

Amount Beneficially Owned: 128,687

Rene R. Joyce

Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: Director of TRC

Citizenship: USA

Amount Beneficially Owned: 101,495

Charles R. Crisp

Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: Director of TRC and several other non-affiliated companies

Citizenship: USA

Amount Beneficially Owned: 11,350

Peter R. Kagan

Address: 466 Lexington Avenue, New York, New York 10017

Principal Occupation: Member and Managing Director of Warburg Pincus LLC

Citizenship: USA

Amount Beneficially Owned: None

Chris Tong

Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: Former Senior Vice President and Chief Financial Officer of Noble Energy, Inc.

Citizenship: USA

Amount Beneficially Owned: 23,350

Ershel C. Redd Jr.

Address: 1000 Louisiana, Suite 4300, Houston, Texas 77002

Principal Occupation: Director of TRC

Citizenship: USA

Amount Beneficially Owned: 1,100

Laura C. Fulton

Address: 1000 Louisiana, Suite 4300, Houston, Texas 77002

Principal Occupation: Chief Financial Officer of Hi-Crush GP LLC

Citizenship: USA

Amount Beneficially Owned: None

Directors of Targa Resources Investments Sub Inc., TRI Resources Inc, Targa GP Inc. and Targa LP Inc.

Joe Bob Perkins

(see above)

Jeffrey J. McParland

Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: President – Finance and Administration of TRC, Investments Sub, TRI, Resources, GP Inc. and LP Inc.

Citizenship: USA

Amount Beneficially Owned: 25,075

Managers of Targa Resources LLC

Jeffrey J. McParland

(see above)

Joe Bob Perkins

(see above)

General Partner of Targa Versado Holdings LP

Targa GP Inc.

(see above)

Executive Officers of Targa Resources Corp

Joe Bob Perkins

(see above)

James W. Whalen

(see above)

Michael A. Heim

Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: President and Chief Operating Officer of TRC, Investments Sub, TRI, Resources, GP Inc. and LP Inc.

Citizenship: USA

Amount Beneficially Owned: 17,021

Jeffrey J. McParland

(see above)

Paul W. Chung

Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: Executive Vice President, General Counsel and Secretary of TRC, Investments Sub, TRI, Resources, GP Inc. and LP Inc.

Citizenship: USA

Amount Beneficially Owned: 33,398

Matthew J. Meloy

Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer of TRC, Investments Sub, TRI, Resources, GP Inc. and LP Inc.

Citizenship: USA

Amount Beneficially Owned: 9,782

John R. Sparger

Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: Senior Vice President and Chief Accounting Officer of TRC, Investments Sub, TRI, Resources, GP Inc. and LP Inc.

Citizenship: USA

Amount Beneficially Owned: 20,925

Executive Officers of Targa Resources Investments Sub Inc., TRI Resources Inc., Targa Resources LLC, Targa GP Inc. and Targa LP Inc.

Joe Bob Perkins

(see above)

Michael A. Heim

(see above)

Jeffrey J. McParland

(see above)

Paul W. Chung

(see above)

Matthew J. Meloy

(see above)

Executive Officers of Targa Versado Holdings LP

None